# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TON Strategy Co, CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3024 Sierra Juniper Court, Las Vegas, Nevada (NV), 89138
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-000899
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,895,110; shared voting power 0; sole dispositive power 4,895,110; shared dispositive power 0; aggregate amount beneficially owned 4,895,110 (8.66% of the class)
- William R. Techar: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 467,928; shared voting power 0; sole dispositive power 467,928; shared dispositive power 0; aggregate amount beneficially owned 467,928 (0.83% of the class)
- Anthony M. Frascella: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 467,928; shared voting power 0; sole dispositive power 467,928; shared dispositive power 0; aggregate amount beneficially owned 467,928 (0.83% of the class)
- Robert H. Lynch, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 52,576; shared voting power 0; sole dispositive power 52,576; shared dispositive power 0; aggregate amount beneficially owned 52,576 (0.09% of the class)
- Jonathan M. Hla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,515; shared voting power 0; sole dispositive power 10,515; shared dispositive power 0; aggregate amount beneficially owned 10,515 (0.02% of the class)

## Item 1. Issuer
Name of issuer: TON Strategy Co
Address of issuer's principal executive offices: 3024 Sierra Juniper Court, Las Vegas, Nevada, 89138

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C., a Delaware limited liability company (the "Investment Adviser"), William R. Techar, Anthony M. Frascella and Robert H. Lynch, Jr., each individual a manager of the Investment Adviser, and Jonathan M. Hla (collectively with the Investment Adviser and the managers, the "Reporting Persons") .
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Aristeia Capital, L.L.C., One Greenwich Plaza, Suite 300, Greenwich, CT 06830.
Citizenship: Delaware for the Investment Adviser and United States for the other Reporting Persons

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), group (OO), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Investment Adviser may be deemed the beneficial owner of 4,895,110 shares of Common Stock, par value $0.0001 ("Common Stock"), which is approximately 8.66% of the outstanding shares. Mr. Techar is the beneficial owner of 467,928 shares of Common Stock, which is approximately 0.83% of the outstanding shares. Mr. Frascella is the beneficial owner of 467,928 shares of Common Stock, which is approximately 0.83% of the outstanding shares. Mr. Lynch is the beneficial owner of 52,576 shares of common stock, which is approximately 0.09% of the outstanding shares. Mr. Hla is the beneficial owner of 10,515 shares of Common Stock, which is approximately 0.02% of the outstanding shares. The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) of Securities Exchange Act of 1934, as amended, and such group would be deemed to be the beneficial owner of 5,894,057 shares of Common Stock, in the aggregate, which is approximately 10.43% of the outstanding shares. The above percentages were determined by dividing each Reporting Person's and the potentially deemed group's respective beneficial ownership by 56,530,617, which is the number of shares of Common Stock outstanding as of March 24, 2026, as reported in the Issuer's Form 10-K filed on March 31, 2026, with the Securities and Exchange Commission.
Percent of class:
The Investment Adviser: 8.66%
Mr. Techar: 0.83%
Mr. Frascella: 0.83%
Mr. Lynch: 0.09%
Mr. Hla: 0.02%
Sole power to vote or to direct the vote:
The Investment Adviser: 4,895,110
Mr. Techar: 467,928
Mr. Frascella: 467,928
Mr. Lynch: 52,576
Mr. Hla: 10,515
Shared power to vote or to direct the vote: Each of the Reporting Persons has shared power to vote or direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition:
The Investment Adviser: 4,895,110
Mr. Techar: 467,928
Mr. Frascella: 467,928
Mr. Lynch: 52,576
Mr. Hla: 10,515
Shared power to dispose or to direct the disposition: Each of the Reporting Persons has shared power to dispose or direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons may be deemed to be a group pursuant to 240.13d-1(b)(1)(ii)(K). As stated in the cover pages, the Investment Adviser is a registered investment adviser. Each of Messrs. Techar, Frascella and Lynch are managers and control persons of the Investment Adviser.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (04/02/2026)
- William R. Techar: /s/ William R. Techar, William R. Techar/ Self (04/02/2026)
- Anthony M. Frascella: /s/ Anthony M. Frascella, Anthony M. Frascella/ Self (04/02/2026)
- Robert H. Lynch, Jr.: /s/ Robert H. Lynch, Jr., Robert H. Lynch, Jr./ Self (04/02/2026)
- Jonathan M. Hla: /s/ Jonathan M. Hla, Jonathan M. Hla/ Self (04/02/2026)